SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                            PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2 )*
                                             ---


                           Strategic Diagnostics, Inc.
                           ---------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    862700101
                                    ---------
                                 (CUSIP Number)


       Richard C. Birkmeyer, P.O. Box 661, Landenberg, Pennsylvania 19350
                                 (610) 274-1376
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                September 9, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 Pages

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    CUSIP No. 862700101               13D                 Page 2 of 4 Pages
              ----------                                      --   --
--------------------------------                    ----------------------------

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1   NAMES OF REPORTING PERSONS
    I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Richard C. Birkmeyer
    --------------------
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (SEE INSTRUCTIONS)                                               (a) |_|
                                                                     (b) |_|
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (SEE INSTRUCTIONS)          PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)                                       |_|
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
           -----
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  NUMBER OF      7    SOLE VOTING POWER            95,000  (See Item 5)
                                                  --------
   SHARES
                      ----------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER          N/A
  OWNED BY
                      ----------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER       95,000  (See Item 5)
                                                  --------
 REPORTING
                      ----------------------------------------------------------
PERSON WITH     10    SHARED DISPOSITIVE POWER     N/A

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          95,000   (See Item 5)
          ------
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                    |_|
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    0.5%
                                                                        ----
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14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                          IN
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     This Amendment No. 2 to Schedule 13D relating to shares of common stock, par value $0.01 per share (the "Common Stock"), of Strategic Diagnostics Inc., a Delaware corporation (the "Issuer"), is being filed to report the fact that Richard C. Birkmeyer has sold shares of Common Stock. Reference is made to the
Schedule 13D and Amendment No. 1 to Schedule 13D filed by Mr. Birkmeyer with the Securities and Exchange Commission on January 9, 1997 and July 10, 2003, respectively. Items not included in this Amendment No. 2 are either not amended or are not applicable.

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 111 Pencader Drive, Newark, Delaware 19702.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Mr. Birkmeyer has options to purchase 95,000 shares of Common Stock. Mr. Birkmeyer's options to purchase 95,000 shares of Common Stock represent 0.5% of the issued and outstanding shares of Common Stock (based on the number of shares outstanding as of September 30, 2003, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003).

          (b) Mr. Birkmeyer has the sole power to vote and the sole power to dispose of 95,000 shares of Common Stock beneficially held solely by him.

          (c) Mr. Birkmeyer sold the following number of shares of Common Stock on the following dates at the average prices per share set forth in the following table:

               Date                 Number of Shares    Average Price Per Share
               ----                 ----------------    -----------------------

               July 14, 2003             20,000                 $4.46
               July 15, 2003              8,000                 $4.4813
               July 18, 2003             15,000                 $4.13
               July 28, 2003             62,000                 $4.3808
               September 8, 2003         50,000                 $3.988
               September 9, 2003        150,000                 $4.0
               September 15, 2003       210,000                 $4.257
               September 18, 2003        10,000                 $4.2
               September 23, 2003         7,500                 $4.0
               September 29, 2003       220,000                 $3.85
               October 3, 2003          734,745                 $4.1
               October 21, 2003           7,500                 $5.0
               November 13, 2003         92,500                 $4.5

               All of such sales were effected by C.E. Unterberg, Towbin on behalf of Mr. Birkmeyer through the Nasdaq National Market. Except as set forth in this Section 5(c), there have not been any transactions in the Common Stock effected by or for the account of Mr. Birkmeyer during the past 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e) On September 29, 2003, Mr. Birkmeyer ceased to be the beneficial owner of more than five percent of the Issuer's issued and outstanding Common Stock.


                                Page 3 of 4 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 16, 2004                        /s/ Richard C. Birkmeyer
                                        ----------------------------------------
                                        Richard C. Birkmeyer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).



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